SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KURA SUSHI USA, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

501270102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 501270102

1.	NAMES OF REPORTING PERSONS Stephens Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 840,956
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 840,956

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,956
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12.	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

CUSIP NO. 501270102

1.	NAMES OF REPORTING PERSONS SI Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 840,956
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 840,956

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,956
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12.	TYPE OF REPORTING PERSON HC

SCHEDULE 13G

CUSIP NO. 501270102

1.	NAMES OF REPORTING PERSONS Stephens Financial Services LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 840,956
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 840,956

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,956
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12.	TYPE OF REPORTING PERSON HC

SCHEDULE 13G

CUSIP NO. 501270102

1.	NAMES OF REPORTING PERSONS Warren A. Stephens
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 840,956
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 840,956

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,956
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12.	TYPE OF REPORTING PERSON HC

CUSIP NO. 501270102

Item 1.

(a)	Name of Issuer: Kura Sushi USA, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

17461 Derian Avenue, Irvine, California 92614

Item 2.

(a)	Name of Person Filing:
(1)	Stephens Inc.
(2)	SI Holdings Inc.
(3)	Stephens Financial Services LLC
(4)	Warren A. Stephens

(b)	Address of Principal Business Office or, if none, Residence

(1) through (4)

111 Center Street, Little Rock, Arkansas 72201

(c)	Citizenship:

(1) and (2) Arkansas corporation

(3) Arkansas limited liability company

(4) United States of America

(d)	Title of Class of Securities:Class A Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number: 501270102

Item 3.

Stephens Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Stephens Inc. is also a broker dealer registered under Section 15 of the Act. SI Holdings Inc., Stephens Financial Services LLC and Warren A. Stephens are parent holding companies or control persons in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5 – 11 on cover pages 2, 3, 4, and 5 of this schedule.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported on this schedule. Such persons include Jerry N. Carr and Rebecca C. Carr whose joint interests relate to more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Stephens Inc., an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022
Date

Stephens Inc.

By:	/s/ Todd Ferguson
Todd Ferguson
Associate General Counsel

SI Holdings Inc.

By:	/s/ Todd Ferguson
Todd Ferguson
Associate General Counsel

Stephens Financial Services LLC

By:	/s/ Warren A. Stephens
Warren A. Stephens
President and Manager

/s/ Warren A. Stephens
Warren A. Stephens

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the shares of the Common Stock.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 11th day of February, 2022.

Stephens Inc.

By:	/s/ Todd Ferguson
Todd Ferguson
Associate General Counsel

SI Holdings Inc.

By:	/s/ Todd Ferguson
Todd Ferguson
Associate General Counsel

Stephens Financial Services LLC

By:	/s/ Warren A. Stephens
Warren A. Stephens
President and Manager

/s/ Warren A. Stephens
Warren A. Stephens